Exhibit 99.13

VERSES

VERSES Announces Technical Breakthrough And Patent Filing for Its Next-Gen AI

VERSES Files Landmark Patent Application for Mass Production of AI Agents

VANCOUVER, British Columbia, May 24, 2023 -- VERSES AI Inc. (CBOE:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of artificial intelligence, is pleased to announce the filing of a patent application covering a milestone invention for automating the generation of intelligent software agents directly from data sets that can interact with both software and hardware systems, such as robots, drones, sensors, and actuators.

Today's Generative AI and Large Language Models ("LLM"), such as OpenAI's GPT, Google's BARD and Meta's LLAMA, excel at creating content based on patterns inferred from their training data. However, their comprehension of underlying data remains rudimentary, mimicking rather than understanding, and they lack the ability to incorporate to new information post-training. This can produce inaccurate, biased, and potentially harmful responses which have resulted in calls for global AI regulation to ensure that AI can be aligned with human values and goals.

With the goal of developing human-centered intelligent agents, VERSES has employed a "neuromorphic" approach to its AI research and software development based on neuroscience research known as Active Inference which simulates the brain's processes for learning and problem-solving.

VERSES AI Inc.'s new invention is designed to streamline and automate the creation of 'intelligent agents' or digital taskmasters. The process begins by creating a structured representation of the world, known as an HSML graph, and transforming it into a blueprint for how the agent should behave. This not only brings a new level of intelligence and adaptability to smart systems but we believe also represents a significant step forward in their scalability. Building on this, the next phase of the process tunes the agent to perform within a specific context, such as operating in a drone or vehicle or as a personal assistant or managing a smart home, warehouse, or manufacturing facility. By tailoring the agent to the particular context, task and hardware, the process seeks to create a seamless and effective operation. These two aspects of VERSES' new invention work together with the aim of creating a more advanced, adaptable, and effective AI system.

The result is expected to be a new class of Agents that have the capacity to evaluate and consider their responses prior to making them, and to assess the context of a scenario before determining an appropriate course of action. In essence, to enable AI to be able to "think" before they speak or act and to constantly learn and update their understanding of users, and the domain they operate in. This differs from ChatGPT and related models that are currently on the market, which cannot weigh decisions or update themselves in light of new information.

Until recently, the adaptive benefits of Active Inference agents were tempered by the fact that they relied on labor-intensive, hand-crafted methods to encode the generative 'world' model they use for reasoning and decision-making. This limitation restricted the widespread adoption of this approach to AI due to the scalability challenge it presented for real-world deployment. With the recent breakthroughs at VERSES believe this limitation will be overcome, paving the way for the automated creation and adoption of a new generation of adaptive intelligent agents.

After years of advanced research and development, VERSES, in a recent series of technical breakthroughs, has successfully overcome this limitation enabling the automated generation of Agents from small data sets. The development of this technology was led by VERSES Chief Scientist, Professor Karl Friston and R&D and engineering teams who have developed a transformative method for automatically generating intelligent software agents directly from domain-specific data that utilize HSML (Hyperspace Modeling Language), an explicit knowledge modeling language currently being developed into the P2874 IEEE standard that enables the translation of any multimodal data set (text, image, audio, sensor data) into a generative "world" model upon which an Agent can reason and act on.

The invention not only establishes a foundation for the automated creation of VERSES intelligent agents but also lays the groundwork for "guidance systems" for other AI. These systems are expected to contribute to safer and more efficient operation, better user alignment, predictive accuracy and the potential regulatory compliance of Large Language Models (LLMs) and other foundational models for text, audio, video, IoT devices, cameras, autonomous vehicles and robotics.

This patent application reflects the process of this standards-based AI agent generation and forms the basis for VERSES' ongoing advancements in the AI space. The technology is intended to be demonstrated in the Company's upcoming version of KOSM OS, an operating system for generating and running agents in the cloud or on devices or robotics systems as well as

in GIA, their general intelligent agent personal service, expected to be released later this year. The issuance of the patent is subject to receipt of approval from the USPTO.

"We believe our latest patent filing marks a pivotal moment in the evolution of AI," said Gabriel René CEO of VERSES AI. "By enabling AI systems to understand and interact with people and the world, we believe our technology has the potential for an era where intelligent, adaptable, and scalable autonomous systems are able to meet complex real-world challenges head-on. The potential applications of this technology and its use in KOSM OS span across industries and regions seeking to leverage smarter and safer AI technology."

In all industries including, but not limited to, manufacturing, logistics, healthcare and education, the Company's advancement is intended to create more efficient and effective AI solutions through the advent of increasingly intelligent, adaptable, and autonomous systems. The patent application is the latest in a new series related to VERSES' recent technological advancements in the AI landscape.

About VERSES
VERSES is a cognitive computing company specializing in next-generation Artificial Intelligence. Modeled after natural systems and the design principles of the human brain and the human experience, VERSES flagship offering, GIA™, is an Intelligent Agent for anyone powered by KOSM™, a network operating system enabling distributed intelligence. Built on open standards, KOSM transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn, and Twitter.

On Behalf of the Company
Gabriel René
VERSES Technologies Inc.
Co-Founder & CEO
press@verses.ai

Media and Investor Relations Inquiries
Leo Karabelas
Focus Communications
President
info@fcir.ca
416-543-3120

The NEO has not reviewed or approved this press release for the adequacy or accuracy of its contents.

Forward-Looking Statements Cautionary Note

This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this news release and include without limitation, statements regarding discussions of future plans, estimates and forecasts and statements as to management's expectations and intentions with respect to, among other things, the capabilities and functions of the Company's new AI software and hardware invention, the Company's goal of developing human-centered intelligent agents, the capabilities and benefits of the Company's AI agents, the results of the Company receiving a patent and deploying its new AI invention, the Company's intention to create and adopt new generation adaptative intelligent agents, the receipt of a patent from USPTO in respect of the Company's new AI invention, the potential improvements that can result from guidance systems developed with the new AI processes created by the Company, the Company's ongoing advancements in the AI space, the fact that the Company's new AI technology is intended to be demonstrated in its upcoming version of KOSM OS later this year, and that the Company will have additional patent applications relating to its recent technological advancements in the AI landscape.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, that the Company will be successful in the deployment of its resources and personnel as it relates to the creation of new generation adaptative intelligent agents, that the new AI agents will provide the expected benefits and have the capabilities that have been disclosed, that competitive AI models and technologies will not displace the Company's AI technology, that the Company will be successfully issued a patent for the patent application filed for its new AI invention, that the Company will not face unexpected regulatory obstacles, that the Company will have enough funding to develop, deploy and commercialize its new AI software and hardware, that the Company will have the resources to demonstrate the technology and that the demonstration will take place within the time frame expected, that the Company will be able to retain its key personnel, that the Company will not face any technology or operational disruptions and that the Company's operations and ability to develop its products will not be adversely impacted by COVID-19, the ongoing conflict in Eastern Europe or other global events.

These forward-looking statements involve numerous risks and uncertainties, and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks relating to the failure of the Company to successfully create the new generation adaptative intelligent agents within the timeframe

expected or at all, the failure of the patent application filed for the Company's new AI invention, the failure of the Company's AI invention to perform as expected, the failure of the Company to create new guidance systems and for them to perform as expected, the risk that the Company's AI technology is displaced by competitive technologies, unanticipated regulatory obstacles, intellectual property risks, the impact of technological inefficiencies, cyber security attacks, increase in competition, the volatility of global capital markets, political instability, the lack of access to capital or financing when required, the loss of key personnel, the Company could face technology or software disruptions, unanticipated costs, risks related to the COVID-19 pandemic, risks relating to the extent and duration of the conflict in Eastern Europe and its impact on global markets and other risk factors disclosed in the Company's disclosure record on www.sedar.com under the Company's profile.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.